The Prudential Series Fund, Inc.
For the fiscal period ended 12/31/08
File number 811-03623

                               SUB-ITEM 77D
                Policies With Respect to Security Investment



THE PRUDENTIAL SERIES FUND
PROSPECTUS DATED MAY 1, 2008
SUPPLEMENT DATED SEPTEMBER 19, 2008

This supplement sets forth changes to the Prospectus, dated May 1, 2008 (the Prospectus), of The Prudential Series Fund (the Trust). The Portfolios of the Trust discussed in this supplement may not be available under your variable contract. For more information about the Portfolios available under your contract, please refer to your contract prospectus. The following should be read in conjunction with the Prospectus and should be retained for future reference. Defined terms used herein and not otherwise defined herein shall have the meanings given to them in the Prospectus.

I. SP AGGRESSIVE GROWTH ASSET ALLOCATION PORTFOLIO, SP BALANCED
ASSET ALLOCATION PORTFOLIO, SP CONSERVATIVE ASSET ALLOCATION
PORTFOLIO, AND SP GROWTH ASSET ALLOCATION PORTFOLIO (EACH, AN
ASSET ALLOCATION PORTFOLIO AND COLLECTIVELY, THE ASSET
ALLOCATION PORTFOLIOS)

The Investment Manager and the Trust recently received exemptive relief to permit the Asset Allocation Portfolios to invest in derivative instruments that are not classified as securities under the federal securities laws, including, without limitation, futures contracts, forwards, and swap agreements. The Asset Allocation Portfolios will now be subject to derivatives related risks to the extent these Portfolios invest in derivatives.

Derivatives Risk. Derivatives are financial contracts whose value depends on, or is derived from, the value of an underlying asset, interest rate or index. The Asset Allocation Portfolios may use derivatives as a substitute for taking a position in the underlying asset and/or as part of a strategy designed to reduce exposure to other risks, such as interest rate or currency risk. The Asset Allocation Portfolios may also use derivatives for leverage, in which case their use would involve leveraging risk. Leveraged derivative transactions may be highly volatile. An Asset Allocation Portfolio's use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. Derivatives are subject to a number of risks described elsewhere, such as liquidity risk, interest rate risk, market risk, credit risk, and selection risk. They also involve the risk of mispricing or improper valuation and the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. It is possible that a derivative transaction will result in a loss greater than the principal amount invested, and an Asset Allocation Portfolio may not be able to close-out a derivative transaction at a favorable time or price. Use of derivatives other than for hedging purposes may be considered speculative, and when an Asset Allocation Portfolio invests in a derivative instrument it could lose more than the principal amount invested. Also, suitable derivative transactions may not be available in all circumstances.

As open-end investment companies registered with the Securities and Exchange Commission (the Commission), the Asset Allocation Portfolios are subject to the federal securities laws, including the Investment Company Act of 1940, related rules, and various Commission and Commission staff positions. In accordance with these positions, with respect to certain kinds of derivatives, the Asset Allocation Portfolios must "set aside" (referred to sometimes as "asset segregation") liquid assets, or engage in other Commission - or staff-approved measures, while the derivatives contracts are open. For example, with respect to forwards and futures contracts that are not contractually required to "cash-settle," the Asset Allocation Portfolios must cover their respective open positions by setting aside liquid assets equal to the contracts' full, notional value. With respect to forwards and futures that are contractually required to "cash-settle," however, an Asset Allocation Portfolio is permitted to set aside liquid assets in an amount equal to its daily marked-to-market (net) obligations, if any (i.e., the Portfolio's daily net liability, if any), rather than the notional value. By setting aside assets equal to only its net obligations under cash-settled forward and futures contracts, an Asset Allocation Portfolio will have the ability to employ leverage to a greater extent than if the Asset Allocation Portfolio were required to segregate assets equal to the full notional value of such contracts. The use of leverage involves certain risks. The Trust reserves the right to modify the asset segregation policies for the Asset Allocation Portfolios in the future to comply with any changes in the positions articulated from time to time by the Commission and its staff.


II. Natural Resources Portfolio

The third paragraph under the caption, More Detailed Information
About How The Portfolios Invest - Investment Objectives and
Policies - Natural Resources Portfolio , is deleted and replaced with the following:


We seek securities with an attractive combination of valuation versus peers, organic reserve and production growth, and competitive unit cost structure. We focus on secular, rather than tactical considerations. In selecting securities for the Portfolio, we use a bottom-up approach based on a company's growth potential. We supplement our fundamental investment process with quantitative analytics designed to evaluate the Portfolio's holdings in order to optimize portfolio construction, and to create an enhanced liquidity profile for the Portfolio while maintaining investment strategy integrity. Generally, we consider selling a security when we believe it no longer displays the conditions for growth, is no longer undervalued, or it fails to meet expectations. Depending on prevailing trends, we may shift the Portfolio's focus from one natural resource to another, however, we will not invest more than 25% of the Portfolio's total assets in any single natural resource industry.

PSFSUP3